October 9, 2008

United States Securities and Exchange Commission

100 F Street, North East

Washington, D.C. 20549

Attention:  Tia Jenkins

Reference:  Your letter dated August 28, 2008 and fax dated September 15, 2008

Dear Ms. Jenkins:

This writing is in response to your referenced correspondence and confirms a phone conversation I had with a Mr. Howowitz from your office last week regarding the status of our second quarter 10-Q filing.

Recently our Chief Financial Officer, Theodor Hennig resigned his position with our company.  We did an EDGAR filing last week to announce this event.  Mr. Hennig was responsible for all financial reports and filings.  We will need to replace Mr. Hennig or make other appropriate arrangements before we can finalize and file or Form 10-Q for the quarter ended June 30, 2008.  We expect to have our financial reports current before the end of the calendar year.

Please contact me if any additional comments are required.

Thank you,

Donald L. Sampson

President & CEO

Globetech Environmental, Inc.

7716 W Rutter Pkwy, Spokane, WA 99208